Exhibit 99.2

Genius Sports Beats Third Quarter Guidance; Raises Full-Year Outlook

Delivered $54 Million of Free Cash Flow, 61% Free Cash Flow Conversion, and 32% Group Adjusted EBITDA Margin

•
Group Revenue of $270m, up 62% year-over-year, vs. guidance of $260m
•
Income from operations of $10m, Genius Sports' first quarter of positive operating income, a $36m improvement year-over-year
•
Group Net Loss of $16m, a $13m improvement year-over-year
•
Group Adjusted EBITDA of $87m vs. guidance of $85m; Group Adjusted EBITDA margin of 32%, up approximately 12 percentage points year-over-year
•
Group Free Cash Flow of $54m, representing 61% conversion; Unlevered Free Cash Flow of $69m, representing 80% conversion
•
Increased Full-Year 2026 Group Revenue guidance to $1.015b-$1.035b and Adjusted EBITDA guidance to $287m-$297m; expect year-end cash of approximately $260m

LONDON & NEW YORK, November 5, 2026 – Genius Sports Limited (NYSE:GENI) (“Genius Sports,” “Genius” or the “Group”), a global leader in real-time sports data and AI-powered technology, today announced financial results for its fiscal third quarter ended September 30, 2026.

“This quarter's $54m of Free Cash Flow demonstrates the cash-generating power of the combined business and reflects the performance we always believed our model could deliver. Our predictable Betting business, expanding Media capabilities and growing opportunities in prediction markets position us to capture greater value from the data, technology and infrastructure we have spent 25 years building,” said Mark Locke, Genius Sports Founder and CEO. “Legend is also creating additional commercial value, and we are seeing the benefits of our combined scale. Our strategy is working, and we are well positioned to deliver sustained growth, profitability and free cash flow.”

$ in thousands	Q326	Q325%
Group Revenue	269,864	166,283	62.3%
Betting Technology, Content & Services	152,961	114,638	33.4%
Media Technology, Content & Services	116,903	51,645	126.4%
Group Net Loss	(15,700)	(28,814)	45.5%
Group Adjusted EBITDA	87,140	33,988	156.4%
Group Adjusted EBITDA Margin	32.3%	20.4%	1,190	bps
Group net cash provided by operating activities	79,369	27,204	191.8%
Group Free Cash Flow	53,571	3,286	nm
Group Free Cash Flow Conversion	61.5%	9.7%	5,180	bps

$ in thousands	YTD26	YTD25%
Group Revenue	653,319	428,993	52.3%
Betting Technology, Content & Services	416,526	316,376	31.7%
Media Technology, Content & Services	236,793	112,617	110.3%
Group Net Loss	(147,901)	(90,960)	(62.6)%
Group Adjusted EBITDA	163,722	87,913	86.2%
Group Adjusted EBITDA Margin	25.1%	20.5%	460	bps
Group net cash used in operating activities	(67,869)	(2,559)	nm
Group Free Cash Flow	(136,190)	(64,137)	(112.3)%

nm = not meaningful, representing changes exceeding 200%, or negative Group Net Loss Margin or Group Free Cash Flow Conversion

Q3 2026 Financial Highlights

•
Group Revenue: Group revenue increased $103.6 million year-over-year to $269.9 million.
o
Betting Technology, Content & Services: Revenue increased 33% year-over-year to $153.0 million, driven by growth in business with existing customers as a result of price increases on contract renewals and renegotiations, expansion of value-add services, growth and expansion in existing markets, and new service offerings.
o
Media Technology, Content & Services: Revenue increased 126% year-over-year to $116.9 million, primarily driven by the Legend acquisition.
•
Group Net Loss: Group net loss was ($15.7 million) in the third quarter ended September 30, 2026, representing a $13.1 million improvement compared to the ($28.8 million) loss in the third quarter ended September 30, 2025. This improvement was partly driven by a $10.7 million year-over-year decrease in stock-based compensation to $15.2 million in the third quarter ended September 30, 2026, now representing 5.6% of Group Revenue vs. 15.6% in the third quarter ended September 30, 2025. This quarter also marked Genius' first-ever quarter of income from operations, which improved by $36.0 million year-over-year to $10.4 million.
•
Group Adjusted EBITDA: Group Adjusted (non-GAAP) EBITDA was $87.1 million in the quarter, representing a 156% increase compared to the $34.0 million reported in the third quarter ended September 30, 2025.

Q3 2026 Business Highlights

•
Partnered with Polymarket and Kalshi to provide a broad portfolio of content, integrity services and marketing solutions, extending Genius Sports' infrastructure into the growing prediction markets category alongside the two leading platforms
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Launched Prediction.com, the premium prediction market platform for comparing probabilities, event contracts and insights
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Implemented Semi-Automated Offside Technology (SAOT) for Confederação Brasileira de Futebol (CBF)
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Established a new athlete-led sports media partnership with NBA All-Star, Chris Paul, and Words + Pictures, powered by Genius Sports' data and technology
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Partnered with TelevisaUnivision to enhance live broadcasts of Liga MX with visual augmentations, in-game data and new sponsorship inventory
•
After the reporting period:
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Partnered with X to connect NFL Gametime on X with the NFL’s official data, giving fans real-time scores, statistics and insights as the action unfolds
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Expanded AFA partnership to bring faster offside decisions to Argentine Football with Semi-Automated Offside Technology

Financial Outlook

Genius Sports expects to generate Group Revenue of $1.015 billion to $1.035 billion and Group Adjusted EBITDA of $287 million to $297 million in the full year of 2026, implying a Group Adjusted EBITDA Margin of 28.5% at the midpoint. This is raised from prior full year 2026 Group Revenue guidance of $1.005 billion to $1.025 billion and Group Adjusted EBITDA guidance of $285 million to $295 million.

Genius Sports also expects a 2026 year-end cash balance of approximately $260 million, implying over $100 million of free cash flow in the second half of 2026.

Financial Statements & Reconciliation Tables

Genius Sports Limited

Condensed Consolidated Statements of Operations

(Unaudited)

(Amounts in thousands, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Revenue	$269,864	$166,283	$653,319	$428,993
Cost of revenue	177,839	124,963	454,183	343,584
Gross profit	92,025	41,320	199,136	85,409
Operating expenses:
Sales and marketing	19,149	13,645	50,324	39,357
Research and development	10,218	4,943	35,005	22,615
General and administrative	51,758	45,670	165,210	144,705
Transaction-related expenses	477	2,667	36,904	5,452
Total operating expenses	81,602	66,925	287,443	212,129
Income (loss) from operations	10,423	(25,605)	(88,307)	(126,720)
Interest (expense) income, net	(19,093)	(138)	(33,836)	855
(Loss) gain on disposal of assets	(2)	39	(89)	26
Loss on fair value remeasurement of contingent consideration	(1,143)	—	(9,143)	—
Impairment of equity method investment	—	—	(1,735)	—
(Loss) gain on foreign currency	(571)	(7,519)	(10,232)	31,722
Total other (expense) income	(20,809)	(7,618)	(55,035)	32,603
Loss before income taxes and gain from equity method investment	(10,386)	(33,223)	(143,342)	(94,117)
Income tax (expense) benefit	(7,054)	2,592	(7,310)	302
Gain from equity method investment	1,740	1,817	2,751	2,855
Net loss	$(15,700)	$(28,814)	$(147,901)	$(90,960)
Loss per share attributable to common stockholders:
Basic and diluted	$(0.06)	$(0.11)	$(0.53)	$(0.36)
Weighted average common stock outstanding:
Basic and diluted	282,364,948	257,661,292	276,931,089	253,138,423

Genius Sports Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

	(Unaudited)
	September 30,	December 31,
	2026	2025
ASSETS
Current assets:
Cash and cash equivalents	$206,531	$280,559
Accounts receivable, net	134,521	130,340
Contract assets	83,350	57,358
Prepaid expenses	60,951	66,150
Other current assets	31,873	15,276
Total current assets	517,226	549,683
Property and equipment, net	41,564	32,322
Intangible assets, net	744,881	144,203
Operating lease right-of-use assets	31,680	28,321
Goodwill	776,455	338,049
Deferred tax asset	1,818	1,643
Investments	48,248	32,585
Other assets	6,517	3,481
Total assets	$2,168,389	$1,130,287
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$29,925	$112,246
Accrued expenses	139,521	118,017
Deferred revenue	127,548	97,098
Current debt	41,250	—
Operating lease liabilities, current	7,075	5,024
Other current liabilities	204,893	20,498
Total current liabilities	550,212	352,883
Long-term debt – less current portion	746,100	—
Deferred tax liability	72,771	7,186
Operating lease liabilities, non-current	27,134	25,471
Other liabilities	87,195	20,272
Total liabilities	1,483,412	405,812
Shareholders’ equity
Common stock, $0.01 par value, unlimited shares authorized, 272,023,230 shares issued and 267,917,282 shares outstanding at September 30, 2026; unlimited shares authorized, 250,412,239 shares issued and 246,306,291 shares outstanding at December 31, 2025	2,720	2,504
B Shares, $0.0001 par value, 22,500,000 shares authorized, 10,000,000 shares issued and outstanding at September 30, 2026; 22,500,000 shares authorized, 10,000,000 shares issued and outstanding at December 31, 2025	1	1
Additional paid-in capital	2,094,544	1,992,257
Treasury stock, at cost, 4,105,948 shares at September 30, 2026 and December 31, 2025	(17,653)	(17,653)
Accumulated deficit	(1,347,009)	(1,199,108)
Accumulated other comprehensive loss	(47,626)	(53,526)
Total shareholders’ equity	684,977	724,475
Total liabilities and shareholders’ equity	$2,168,389	$1,130,287

Genius Sports Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Amounts in thousands)

	Nine Months Ended September 30,
	2026	2025
Cash Flows from operating activities:
Net loss	$(147,901)	$(90,960)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	88,827	50,435
Loss (gain) on disposal of assets	89	(26)
Loss on fair value remeasurement of contingent consideration	9,143	—
Stock-based compensation	58,861	123,020
Non-cash consideration, net	(15,133)	(1,039)
Non-cash interest expense, net	5,472	585
Non-cash lease expense	5,218	3,498
Loss on lease abandonment and impairment	—	195
Amortization of contract costs	1,105	1,082
Deferred income taxes	(2,233)	(2,362)
Provision for expected credit losses	(1,912)	275
Gain from equity method investment	(2,751)	(2,855)
Impairment of equity method investment	1,735	—
Loss (gain) on foreign currency remeasurement	8,295	(31,143)
Changes in operating assets and liabilities
Effect of business combinations	—	(4,399)
Accounts receivable	19,985	(46,129)
Contract assets	(5,377)	(23,084)
Prepaid expenses	24,821	(21,346)
Other current assets	(2,874)	(6,719)
Other assets	(3,218)	(1,341)
Accounts payable	(87,825)	23,259
Accrued expenses	(39,395)	924
Deferred revenue	25,231	25,391
Other current liabilities	(2,520)	2,767
Operating lease liabilities	(5,512)	(2,587)
Net cash used in operating activities	(67,869)	(2,559)
Cash flows from investing activities:
Purchases of property and equipment	(16,600)	(15,653)
Capitalization of internally developed software costs	(49,934)	(44,666)
Distributions from equity method investments	3,913	2,787
Purchases of intangible assets	(1,787)	(1,259)
Acquisition of business, net of cash acquired	(578,760)	(14,841)
Contribution to equity investments without readily determinable fair values	(2,739)	—
Proceeds from disposal of assets	35	40
Net cash used in investing activities	(645,872)	(73,592)
Cash flows from financing activities:
Proceeds from issuance of common shares, net of equity issuance costs	—	144,000
Cash-settled withholding taxes on stock‑based compensation	(3,272)	—
Proceeds from issuance of long-term debt	825,000	—
Debt issuance costs	(41,073)	—
Repayment of loans and mortgage	(137,697)	(17)
Net cash provided by financing activities	642,958	143,983
Effect of exchange rate changes on cash and cash equivalents	(3,245)	4,721
Net (decrease) increase in cash, cash equivalents and restricted cash	(74,028)	72,553
Cash, cash equivalents and restricted cash at beginning of period	280,559	135,239
Cash, cash equivalents and restricted cash at end of period	$206,531	$207,792
Supplemental disclosure of cash activities:
Cash paid during the period for interest	$19,894	$2,624
Cash paid during the period for income taxes	$8,442	$3,003
Supplemental disclosure of noncash investing and financing activities:
Contingent consideration for acquisition of business included in other liabilities	$202,489	$—
Issuance of common stock in connection with business combinations	$43,987	$—

Genius Sports Limited

Reconciliation of U.S. GAAP Net loss to Adjusted EBITDA

(Unaudited)

(Amounts in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
	(dollars, in thousands)
Net loss	$(15,700)	$(28,814)	$(147,901)	$(90,960)
Adjusted for:
Interest expense (income), net	19,093	138	33,836	(855)
Income tax expense (benefit)	7,054	(2,592)	7,310	(302)
Amortization of acquired intangibles (1)	13,876	2,572	30,144	6,936
Other depreciation and amortization (2)	21,752	16,519	59,788	44,581
Stock-based compensation (3)	15,206	25,863	71,331	128,166
Transaction-related expenses (4)	477	2,667	36,904	5,452
Litigation and related costs (5)	16,069	9,598	24,507	23,513
Loss on fair value remeasurement of contingent consideration	1,143	—	9,143	—
Impairment of equity method investment	—	—	1,735	—
Loss (gain) on foreign currency	571	7,519	10,232	(31,722)
Expenses incurred on acquisition related employee payments (6)	5,255	—	20,733	—
Other (7)	2,344	518	5,960	3,104
Adjusted EBITDA	$87,140	$33,988	$163,722	$87,913

(1)
Includes amortization of intangible assets generated through business acquisitions (inclusive of amortization for marketing products, acquired technology, and historical data rights related to the acquisition of a majority interest in Genius in 2018).
(2)
Includes depreciation of Genius’ property and equipment, amortization of contract costs, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.
(3)
Includes stock options, equity-settled restricted share units, cash-settled restricted share units and equity-settled performance-based restricted share units granted to employees and directors (including related employer payroll taxes) and equity-classified non-employee awards issued to suppliers.
(4)
Includes non-recurring advisory, legal, accounting, valuation, and other professional or consulting fees in connection with Genius’ corporate development activities, as well as integration expenses related to acquisitions.
(5)
Includes litigation and related costs incurred by the Company relating to discrete and non-routine legal proceedings that are not part of the normal operations of the Company’s business. For the three and nine months ended September 30, 2026, legal proceedings included Sportscastr litigation, dMY litigation, Sage & Thompson litigation and Volleystation litigation (as described in Note 16 – Commitments and Contingencies). For the three and nine months ended September 30, 2025, legal proceedings included Sportscastr litigation and dMY litigation. All other legal proceedings are expensed and included in general and administrative expenses.
(6)
Includes compensation expense from Legend’s historic LTIP awards settled upon the acquisition, and similar acquisition-related employee compensation costs.
(7)
Includes severance costs, tax penalties, and gain/loss on disposal of assets.

Genius Sports Limited

Reconciliation of U.S. GAAP Net cash (used in) provided by operating activities to Free Cash Flow and Unlevered Free Cash Flow

(Unaudited)

(Amounts in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
	(dollars, in thousands)
Net cash (used in) provided by operating activities	$79,369	$27,204	$(67,869)	$(2,559)
Adjusted for:
Capitalization of internally developed software costs	(20,695)	(15,852)	(49,934)	(44,666)
Purchases of property and equipment	(5,100)	(7,256)	(16,600)	(15,653)
Purchases of intangible assets	(3)	(810)	(1,787)	(1,259)
Free Cash Flow	$53,571	$3,286	$(136,190)	$(64,137)
Cash paid during the period for interest	15,859	994	19,894	2,624
Unlevered Free Cash Flow	$69,430	$4,280	$(116,296)	$(61,513)

Webcast and Conference Call Details

Genius Sports management will host a conference call and webcast today at 8:00AM ET to discuss the Group’s third quarter results.

The live conference call and webcast may be accessed on the Genius Sports investor relations website at investors.geniussports.com along with Genius’ earnings press release and related materials. A replay of the webcast will be available on the website within 24 hours after the call.

About Genius Sports

Genius Sports is a global leader in real-time sports data and AI-powered technology, powering how live sports are captured, understood and experienced. As the official data partner to many of the world’s leading leagues and federations, we capture the most accurate information directly from the game and use AI and computer vision to create deeper insights for athletes and richer, more personalized experiences for fans. The company works with more than 1,000 partners globally, including the NFL, ESPN, WPP, DraftKings, English Premier League, NBC, Publicis, bet365, NCAA, CBS, PMG and FanDuel.

Beyond its partnerships with leagues, sportsbooks, advertisers and broadcasters, Genius Sports reaches millions of fans directly through its global advertising and media platform, with properties including Covers.com, helping brands connect with sports audiences at scale.

Non-GAAP Financial Measures

This press release includes non-GAAP financial measures not presented in accordance with U.S. GAAP.

We present Group adjusted EBITDA, Group adjusted EBITDA margin, Free Cash Flow, Free Cash Flow Conversion, and Unlevered Free Cash Flow, non-GAAP performance measures, to supplement our results presented in accordance with U.S. GAAP. Group Adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to Genius’ revenue-generating operations, including but not limited to stock-based compensation expense (including related employer payroll taxes), litigation and related costs, loss on fair value remeasurement of contingent consideration, expenses incurred on acquisition related employee payments, transaction-related expenses and gain or loss on foreign currency. Group adjusted EBITDA margin is defined as Group adjusted EBITDA as a percentage of Group Revenue.

Free Cash Flow is defined as net cash (used in) provided by operating activities, adjusted for capitalization of internally developed software costs, purchases of property and equipment, and purchases of intangible assets. Free Cash Flow Conversion is defined as Free Cash Flow as a percentage of Group adjusted EBITDA. Unlevered Free Cash Flow is defined as Free Cash Flow, adjusted for cash paid during the period for interest.

Group Adjusted EBITDA, Group Adjusted EBITDA margin, Free Cash Flow, Free Cash Flow Conversion and Unlevered Free Cash Flow are used by management to evaluate Genius’ core operating performance on a comparable basis and to make strategic decisions. Genius believes these measures are useful to investors for the same reasons as well as in evaluating Genius’ operating performance against competitors, which commonly disclose similar performance measures. However, Genius’ calculation of Group Adjusted EBITDA, Group Adjusted EBITDA margin, Free Cash Flow, Free Cash Flow Conversion and Unlevered Free Cash Flow may not be comparable to other similarly titled performance measures of other companies. These measures are not intended to be a substitute for any US GAAP financial measure.

We do not provide a reconciliation of non-GAAP measures on a forward-looking basis because we are unable to forecast certain items required to develop meaningful comparable GAAP financial measures without unreasonable efforts. These items are difficult to predict and estimate and are primarily dependent on future events. The impact of these items could be significant to our projections.

Forward-Looking Statements

This press release contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements, including but not limited to statements relating to our financial outlook and the benefits from the acquisition of Legend (the “Transaction”). These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward looking statements. Although we believe that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: the outcome of any legal proceedings related to the Transaction or otherwise, including the risk of shareholder litigation in connection with the Transaction, including resulting expense; the ability of the Genius to successfully manage legal, tax and regulatory risks relating to the Transaction; difficulties and delays in integrating Legend’s business into that of Genius’ business; failing to fully realize anticipated cost savings and other anticipated benefits of the Transaction when expected or at all; business disruptions from the Transaction that will harm Genius’ business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the completion of the Transaction or our business with prediction markets; the ability of Genius to retain and hire key personnel; uncertainty as to the long-term value of the ordinary shares of Genius following the Transaction, including the dilution caused by Genius’ issuance of additional shares as earn-out consideration; the continued availability of capital and financing following the Transaction; the effects of global economic, political, market, and social events or other conditions; risks related to our reliance on relationships with sports organizations and the potential loss of such relationships or failure to renew or expand existing relationships; risks related to our partnerships and business with prediction markets, including providing liquidity on prediction markets, our ability to realize anticipated benefits from these activities and grow related revenue, potential trading or market-making losses, and legal and regulatory uncertainty regarding the treatment of prediction markets, including sports-related event contracts, under applicable gaming, derivatives and other law; fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians; risks related to changes in domestic and foreign laws and regulations or their interpretation; compliance with applicable data protection and privacy laws; pending litigation and investigations; the failure to protect or enforce our proprietary and intellectual property rights; claims for intellectual property infringement; our reliance on information technology; elevated interest rates and inflationary pressures, including fluctuating foreign currency and exchange rates; risks related to domestic and international political and macroeconomic uncertainty; our share repurchase program; and other factors included under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this press release, or the documents or communications to which we refer readers in this press release, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

Contact:

Media

press@geniussports.com

Investors

Brandon Bukstel, Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.com